

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 22, 2013

Via E-mail
Mr. Lamar M. Chambers
Chief Financial Officer
Ashland Inc.
50 East River Center Boulevard
Covington, Kentucky 41012

> **RE: Ashland, Inc.**
> **Form 10-K for the Year Ended September 30, 2012**
> **Filed November 19, 2012**
> **File No. 1-32532**

Dear Mr. Chambers:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis…, page M-1

Results of Operations – Consolidated Review, page M-6

Use of non-GAAP measures, page M-6

2. On page M-8, you present a non-GAAP performance financial measure which removes the actuarial losses related to your defined benefit plans. Please expand your disclosures to clearly state what the adjustment represents in the context of your pension accounting policy. For example, you should clarify how you account for these actuarial losses in your historical financial statements. Please also provide quantitative context for the actual and

expected plan asset returns. Specifically, please disclose the actual return on plan assets amount and corresponding percentage that has been removed in arriving at the non-GAAP financial measure as well as the expected return on plan assets amount and related percentage that is now reflected in the non-GAAP financial measure. Please also expand your disclosures to comprehensively address why providing non-GAAP financial measures which adjust for the expense from actuarial losses provides useful information to investors. Please refer to Item 10(e)(1)(i)(C) of Regulation S-K and Item 2.02 of Form 8-K.

Unallocated and Other, page M-20

3. You indicate that unallocated and other includes pension and other postretirement net periodic costs that have not been allocated to business segments. Please discuss and disclose the business reasons for changes in pension and other postretirement net periodic costs for all periods presented.

Liquidity, page M-21

Operating Activities, page M-21
Note Q – Segment Information, page F-47

4. On pages M-22 and F-50, you refer to your actuarial loss on pension and postretirement plans as noncash adjustments. Please note that you should not refer to your pension and postretirement plan adjustment as a noncash charge as pension liabilities are ultimately settled in cash. Please revise your disclosure accordingly.

Financial Statements

Note E – Unconsolidated Affiliates, page F-19

5. Given that your equity income for the year ended September 30, 2012 significantly exceeds your loss from continuing operations before income taxes, please tell us what consideration you gave to Rule 3-09 of Regulation S-X in determining whether to provide separate financial statements for any significant equity method investment. Please provide us with your significance tests for fiscal 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief